SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL and justification of MERGER OF companhia de bebidas das américas – AMBEV with and into ambev S.A.

between THE MANAGEMENT OF

companhia de bebidas das américas – AMBEV

AND THE MANAGEMENT OF

ambev S.A.

________________________________

DATED DECEMBER 3, 2013

________________________________

The management of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a company with headquarters in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.157.770 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 02.808.708/0001-07 (“Companhia de Bebidas”); and

The management of AMBEV S.A., a company with headquarters in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.368.941, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.526.557/0001-00 (“Ambev” and, together with Companhia de Bebidas, the “Companies”);

due to the reasons and for the purposes detailed hereinafter and according to the material fact notice first disclosed by Companhia de Bebidas on December 7, 2012 (“Material Fact Notice”), the Parties agree to enter into this Protocol and Justification of Merger of Companhia de Bebidas with and into Ambev, in accordance with sections 224 and 225 of Law No. 6,404/76, which shall be submitted for the approval of their respective shareholders at the Extraordinary General Shareholders’ Meetings, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1. The merger of Companhia de Bebidas with and into Ambev is part of a corporate reorganization disclosed in the Material Fact Notice, aiming at further simplifying the corporate structure of the group and reducing the administrative costs, which, as a consequence, is expected to result in benefits to the Ambev shareholders (“Merger”).

2. In addition, a goodwill in the amount of R$105,453,572.24 that existed at the Ambev level prior to the stock swap merger approved on July 30, will be available for amortization, pursuant to applicable legislation, the resulting benefits of which shall be shared by all Ambev’s current shareholders observing the previous situations.

3. Ambev will continue to develop the production and trading of beer, concentrates, soft drinks and other beverages, but after the Merger, Ambev will also develop these activities directly and not only through its controlled companies and wholly owned subsidiaries. After the Merger, Ambev will remain as a reporting corporation registered with the CVM.

4. The Merger will be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of Companhia de Bebidas (including the properties appointed in a specific list, filed at the Company’s headquarters), which will be succeeded by Ambev pursuant to applicable law, based on Companhia de Bebidas’s audited balance sheet as of December 31, 2012 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of the Merger will be borne by Ambev.

5. The management of Ambev retained APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Companhia de Bebidas’ net equity to be transferred to Ambev due to the Merger, and the Specialized Firm prepared the valuation report attached herein as Exhibit 5 (the “Valuation Report”). The retention of the Specialized Firm will be confirmed by the Shareholders’ Meeting of Ambev resolving on this Protocol and Justification, as provided in section 227, item 1 of Law No. 6,404/76.

5.1. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Companhia de Bebidas or of Ambev or with regards to the Merger; and (ii) neither the shareholders nor the managers of Companhia de Bebidas or Ambev directed, limited, prevented or performed any acts that compromised or may have compromised the Specialized Firm’s access to, or use or knowledge of information, assets, documents or work methodology relevant to the accuracy of such firm’s conclusions.

6. Merger will not result in an increase or decrease to the net equity or capital stock of Ambev because the net equity of Companhia de Bebidas, given its status as a wholly-owned subsidiary of Ambev, is already fully reflected in the net equity of Ambev, due to Ambev’s observance of the equity accounting method of accounting, which causes Ambev to fully consolidate the results of operation and financial position of Companhia de Bebidas.

7.  Also, because Companhia de Bebidas is a wholly-owned subsidiary of Ambev, there are no shareholders, minority or otherwise, in Companhia de Bebidas, other than Ambev. Therefore, with the liquidation of Companhia de Bebidas as a result of the Merger, the shares of Companhia de Bebidas will be cancelled, pursuant to item 1 of section 226 of Law No. 6,404/76.

8. Therefore, exchange ratios and withdrawal rights are inapplicable to the Merger.

9. Notwithstanding, and in order to comply with all applicable legal formalities, the Specialized Firm also prepared the valuation report required under section 264 of Law No. 6,404/76 (“Net Equity Valuation Report”), which will be made available to the Companies’ shareholders.

10. The managers shall perform all other acts necessary for the consummation of the Merger, including the termination of all registrations of Companhia de Bebidas with the competent federal, state and municipal bodies, as well as the safekeeping of the accounting books of Companhia de Bebidas for the duration of the applicable legal term. The costs and expenses in connection with the consummation of the Merger shall be borne by Ambev.

11. The consummation of the Merger will depend on the following corporate acts: (i) Extraordinary General Meeting of Companhia de Bebidas in order to approve the Protocol and Justification and Merger; and (ii) Extraordinary General Meeting of Ambev in order to (a) approve the Protocol and Justification; (b) confirm the appointment of the Specialized Firm; and (c) approve the Valuation Report and the implementation of Merger.

12. All documents referred herein will be available to the Companies’ shareholders from the date hereof at the headquarters of the Companies or on the Investor Relations website of Companhia de Bebidas and Ambev (www.ambev-ir.com), as well as on the websites of the CVM, the São Paulo Stock, Commodities and Futures Exchange (“BM&FBOVESPA”) and the SEC.

13. This Protocol and Justification shall not be amended unless the amendment is made in writing and shall be governed by the Laws of the Federative Republic of Brazil and the Parties elect the Central Court of the City of São Paulo, to the exclusion of all other fora, however privileged they may be, to decide any issues related to this Protocol and Justification.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification in three (3) counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, December 3, 2013.

[signature pages follow]

[signature page of the Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev with and into Ambev S.A.]

Management of Companhia de Bebidas das Américas – Ambev:

Victorio Carlos De Marchi	Carlos Alves de Brito
Director	Director
Marcel Herrmann Telles	Roberto Moses Thompson Motta
Director	Director
Vicente Falconi Campos	José Heitor Attilio Gracioso
Director	Director
Luis Felipe Pedreira Dutra Leite	Luiz Fernando Ziegler de Saint Edmond
Director	Director
Álvaro Antônio Cardoso de Souza	Paulo Alberto Lemann
Director	Director

João Maurício Giffoni de Castro Neves
Chief Executive Officer
Nelson José Jamel	Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	General Counsel
Alexandre Médicis da Silveira	Marcel Martins Régis
Sales Executive Officer	Soft Drinks Executive Officer
Márcio Fróes Torres	Milton Seligman
Industrial Executive Officer	Corporate Affairs Executive Officer

[continuation of  signature page of the Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev with and into Ambev S.A.]

Sandro de Oliveira Bassili	Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer
Jorge Pedro Victor Mastroizzi	Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

[continuation of  signature page of the Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev with and into Ambev S.A.]

Management of Ambev S.A.:

Victorio Carlos De Marchi	Carlos Alves de Brito
Director	Director
Marcel Herrmann Telles	Roberto Moses Thompson Motta
Director	Director
Luiz Fernando Ziegler de Saint Edmond	Vicente Falconi Campos
Director	Director
Luis Felipe Pedreira Dutra Leite	Roberto Moses Thompson Motta
Director	Director
Álvaro Antônio Cardoso de Souza	Paulo Alberto Lemann
Director	Director

João Maurício Giffoni de Castro Neves
Chief Executive Officer
Nelson José Jamel	Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	General Counsel
Alexandre Médicis da Silveira	Marcel Martins Régis
Sales Executive Officer	Soft Drinks Executive Officer
Márcio Fróes Torres	Milton Seligman
Industrial Executive Officer	Corporate Affairs Executive Officer

[continuation of  signature page of the Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev with and into Ambev S.A.]

Sandro de Oliveira Bassili	Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer
Jorge Pedro Victor Mastroizzi	Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

Witnesses:

1.	2.
Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

Exhibit 5

Valuation Report

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer